EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Channel Islands, March 22, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (TSX:CAL) (NYSE AMERICAN:CMCL) (AIM:CMCL) announces that it received notification today from the Company’s largest “significant shareholder” (as defined by the AIM Rules for Companies (the “AIM Rules”)) Allan Gray (which holds through two of its funds) that it has increased its interest in the Company and that such interest crossed a disclosure threshold (being a “relevant change” (as defined in the AIM Rules)) on February 12, 2018.  Caledonia has been advised that Allan Gray’s interest held through Allan Gray Africa ex-SA Equity Fund Limited has increased to 1,322,104 common shares (which represents 12.4690% of the shares in issue).  The Company has not been notified of any change to Allan Gray’s interest through its other relevant fund, Allan Gray Africa Equity Fund Limited, from  808,564 common shares (which represents  7.6257% of the shares in issue).

The aggregate number of shares of the Company in which Allan Gray’s funds have an interest has therefore increased to  2,130,668 which represents 20.0946% of the shares in issue.

Caledonia welcomes Allan Gray’s continued investment in the Company.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204